Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

GOLUB CAPITAL PRIVATE INCOME FUND S

c/o Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, OH 45246-0707

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Golub Capital Private Income Fund S (the “Fund”) has received and accepted for purchase approximately [    ]% of your tender of shares of beneficial interest in the Fund. In accordance with the terms of the tender offer, the Fund will effect payment in cash to you in an aggregate amount equal to the net asset value of the tendered shares as of June 30, 2026, less the 2% “early repurchase deduction” (if applicable).

Unfulfilled repurchase requests do not carry over automatically to the next quarterly tender offer. You may elect to resubmit any unsatisfied repurchase requests in any future quarterly tender offers. To the extent you participate in the Fund’s distribution reinvestment plan (“DRIP”), and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Valuation Date (as such term is defined in the Offer to Purchase) of the applicable tender offer. For the avoidance of doubt, if you elect to tender your Shares in full and the Fund accepts less than 100% of such tender, your participation in the DRIP will be terminated as of the Valuation Date with respect to any Shares not repurchased by the Fund. If you are a participant in the DRIP that elects to tender a portion of your Shares, you will remain a participant in the DRIP with respect to your Shares that are not repurchased (even if such Shares are Shares you requested for repurchase).

Should you have any questions, please contact your financial representative or the Client Service Department at (833) 327-4024.

Golub Capital Private Income Fund S

Golub Capital
200 Park Avenue 25th Floor
New York, NY 10166
212-444-4630
privatewealth@golubcapital.com
www.gpifbdc.com

All investors should consider the investment objectives, risks, charges and expenses of Golub Capital Private Income Fund S carefully before investing. The Confidential Private Placement Memorandum, as amended or supplemented (the “PPM”), which the Fund will provide to eligible Shareholders upon request, contain this and other information about Golub Capital. All investors are urged to carefully read the PPM in its entirety before investing.

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